UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64118/March 24, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14257

In the Matter of

CARRIER1 INTERNATIONAL S.A., and
CHINA EXPERT TECHNOLOGY, INC.

:   ORDER POSTPONING HEARING
:   AND MAKING FINDINGS AND
:   REVOKING REGISTRATION BY
:   DEFAULT AS TO ONE RESPONDENT

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on February 15, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports. A hearing is currently scheduled for March 30, 2011.

The Division of Enforcement (Division) has provided evidence that Respondent China Expert Technology, Inc. (China Expert), was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) through personal service on and delivery by U.S. Postal Service Express Mail to its registered agent by February 18, 2011. China Expert's Answer to the OIP was due ten days from this date of service. See OIP at 3; 17 C.F.R. § 201.220(b). To date, no Answer has been received from China Expert.

The Office of International Affairs sent the OIP to Respondent Carrier1 International S.A. (Carrier1) pursuant to the procedures allowed under The Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters. As of this date, there is no proof of service on Carrier1; however, the Division represents that it has been in contact with bankruptcy representatives of Carrier1, discussing the possibility of settlement of this proceeding.

The hearing will be postponed while service is completed on Carrier1 and to allow further discussions of settlement. Since China Expert has not filed an Answer or otherwise defended the proceeding, it is in default. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to China Expert, with official notice taken of its public official records found in the Commission's EDGAR database. See 17 C.F.R. §§ 201.155(a), .323.

China Expert (CIK No. 1039726) is a revoked Nevada corporation located in Shenzhen, People's Republic of China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Expert is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2007. As of February 2, 2011, its common stock (symbol "CXTI") was traded on the over-the-counter markets, but had no market makers, and was not eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failures to file timely periodic reports, China Expert also failed to heed at least one delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by rule, did not receive such letter.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires issuers that file annual reports on Form 10-K to file quarterly reports on Form 10-Q. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, China Expert failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of its registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Expert Technology, Inc., is hereby REVOKED; and

IT IS FURTHER ORDERED THAT, the hearing scheduled for March 30, 2011, is POSTPONED and a telephonic prehearing conference will be held on April 20, 2011, at 11:00 a.m. EDT, if the proceeding has not been resolved before then.

_____
Robert G. Mahony
Administrative Law Judge